Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income per Common and Common Share Equivalents

For the Three Months Ended March 31, 2006 and 2005

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended March 31, 2006			For the Three Months Ended March 31, 2005
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$193,243			$111,415
Less: preferred dividends	8,631			8,632

Net income available to common shareholders/Weighted average number of common shares outstanding/Basic net income per share	$184,612	56,733.5	$3.25	$102,783	54,956.6	$1.87
Effect of dilutive securities:
Stock options and other		867.5			874.6

Net income available to common shareholders/Weighted average number of common and common share equivalents outstanding/Diluted net income per share	$184,612	57,601.0	$3.21	$102,783	55,831.2	$1.84